N E W S R E L E A S E

July 30, 2015

Nevsun Continues to Generate Free Cash Flow in Q2 2015

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three and six months ended June 30, 2015.  Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.

Second quarter 2015 highlights

  Earned $0.05 per share
  Generated $58 million cash from operating activities
  Working capital of $499 million, including $452 million of cash
  Produced 32.4 million pounds of copper
  Continued lowest-quartile C1 cash costs(1) of $0.97 per payable pound sold
  Paid quarterly dividend of $0.04 per share
  Continued zinc expansion project – on-time and on-budget
  Discovered a new VMS mineral deposit in the Bisha District
  Monetized stockpiled precious metals concentrate

Financial Review

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenue	$104.2	$169.2	$221.4	$268.4
Operating income	38.6	94.9	81.2	146.9
Net income	19.2	53.7	42.2	81.9
Net income attributable to Nevsun shareholders	9.4	30.5	22.0	45.9
Basic earnings per share attributable to Nevsun shareholders	0.05	0.15	0.11	0.23
Working capital	498.6	497.8	498.6	497.8

Copper price realized, per payable pound sold	2.59	3.21	2.53	3.14
C1 cash cost per payable pound sold(1)	$0.97	$1.05	$1.12	$1.01

Cliff Davis, CEO of Nevsun, commented, “Despite copper price declines and some planned and unplanned plant stoppages in Q2, we had another quarter of strong earnings and free cash flow generation.  The sale of the precious metals concentrate and a focus on cost control made a significant contribution to our bottom line.  We are pleased to report our overall cash balance increased during the quarter even with a weaker quarter of copper production and significant capital spending on the zinc expansion, which remains on-time and on-budget."

(1)C1 cash cost per payable pound sold is a non-GAAP measure – see page 12 of the Q2 2015 MD&A for a discussion of non-GAAP measure.

Operations Review

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Ore mined, tonnes(1)	771,000	697,000	1,428,000	1,184,000
Waste mined, tonnes	2,605,000	2,719,000	6,122,000	6,190,000
Strip ratio, (using tonnes)	3.4	3.9	4.3	5.2
Ore milled tonnes	429,000	386,000	870,000	739,000
Copper feed grade, %	4.2	6.6	4.4	6.4
Recovery, % of copper	82.5	84.6	83.2	84.1
Copper concentrate grade, %	24.9	27.1	24.9	27.9
Copper in concentrate produced, millions of pounds	32.4	47.4	70.4	87.1
Copper in concentrate produced, tonnes	14,700	21,500	31,900	39,500
Payable copper in concentrate sold, millions of pounds(2)	33.6	51.5	81.0	85.5
Payable copper in concentrate sold, tonnes(2)	15,200	23,400	36,700	38,800
(1)	During the three and six months ended June 30, 2015, 267,000 and 394,000 tonnes of primary ore were mined and stockpiled for future production.
(2)	Q1 2014 included 4.5 million pounds or 2,000 tonnes of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Cliff Davis went on to say, “Due to the unplanned plant stoppages in 2015 we are revising our 2015 guidance to 140 to 150 million pounds for 2015. However, our cost outlook has significantly improved and we are pleased to report that we are maintaining our C1 cash costs per payable pound of copper guidance of $1.20 to $1.40 despite the lower production, ensuring another profitable year for our shareholders. For the longer term outlook, I am really pleased with the continued exploration success and that the zinc expansion remains firmly on track and on budget. We are maintaining maximum optionality for zinc offtake which remains 100% uncommitted. We expect further exploration results from Bisha regional drilling throughout 2015 and are increasingly optimistic the current commodity price environment will generate M&A opportunities.”

Conference call details

The Company will hold a conference call on Friday, July 31, 2015, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Q2 2015 results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until August 7, 2015, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 928062.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or inadequate fuel quality or supply or repairs at the copper plant to effectively operate power generators for the plant or otherwise, (x) the Company experiences shipping delays for fuel or equipment or replacement parts that are required for ongoing mining operations or to complete repairs at the copper plant that could impact mining operations; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com